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                                                                 EXHIBIT 99.7

                                  AGREEMENT

        This agreement (the "Agreement") dated as of September 26, 1996 is made and entered into by and among (i) the holders (the "Senior Holders") of all of the issued and outstanding shares of Paxson Communications Corporation's (the "Company") "Existing Senior Preferred Stock" and "New Senior Preferred Stock" (both as defined in the "Stockholders Agreement" (as defined below)), (ii) the holders (the "Junior Holders", and with the Senior Holders, collectively, the "Holders") of all of the issued and outstanding shares of the Company's "Junior Preferred Stock" (as defined in the Stockholders Agreement), (iii) the "Initial Management Investors" (as defined in the Stockholders Agreement), and (iv) the Company. Terms not otherwise defined herein shall have the meanings given in that certain Amended and Restated Stockholders' Agreement dated as of December 22, 1994 by and among the parties hereto, including the amended and restated registration rights provisions (the "Registration Rights Provisions") attached as Exhibit A thereto (collectively, as heretofore amended, the "Stockholders Agreement").

                                   RECITALS

        A. Effective December 15, 1993, the Company and the Senior Holders entered into a stock purchase agreement pursuant to which the Company sold to the Senior Holders 2,000 shares of Existing Senior Preferred Stock and certain warrants (the "Existing Warrants") to purchase shares of common stock issued by the Company subject to a warrant agreement dated December 15, 1993 among the Company, the Senior Holders and a warrant agent named therein. In connection with the foregoing, the Company, the Senior Holders and the Initial Management Investors entered into a stockholders agreement dated as of December 15, 1993 (the "Initial Stockholders Agreement").

        B. Effective November 4, 1994, the Company amended its certificate of incorporation to provide for two classes of common stock, Class A common stock, par value $0.001 per share with one vote per share ("Class A Common Stock"), and Class B common stock, par value $0.001 per share with ten votes per share ("Class B Common Stock"). In connection therewith, the Company caused each of its outstanding shares of common stock to be split into a certain number of shares of Class A Common Stock and a certain number of shares of Class B Common Stock.

        C. Effective December 22, 1994, the Company, the Senior Holders and the Initial Management Investors entered into an exchange agreement and c1onsent (the "Exchange Agreement"), pursuant to which each Senior Holder exchanged certain shares of Class A Common Stock and Class B Common Stock issued upon the exercise of certain of the Existing Warrants for all of the shares of the New Senior Preferred Stock, and reached additional agreements and modified certain then existing agreements.

        D.      Effective December 22, 1994, the Company amended its
certificate of incorporation to provide for an additional class of common stock, Class C common stock, par value $0.001 per share with no votes per share ("Class C Common Stock"), and increased the number of authorized shares of
Class A Common Stock, Class B Common Stock and preferred stock.
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        E.      Effective December 22, 1994, the Company and the Junior Holders
entered into a security purchase agreement (the "New Purchase Agreement"), pursuant to which the Junior Holders subscribed for and purchased pursuant thereto from the Company 33,000 shares of Junior Preferred Stock and certain warrants to purchase shares of Class C Common Stock. In connection therewith, the Company, the Senior Holders, the Junior Holders and the Initial Management Investors entered into the Stockholders Agreement. The Stockholders Agreement, among other things, amended and restated the Initial Stockholders Agreement and set forth certain rights of the parties thereto with respect to certain interests in the Company.

        F. Effective January 1, 1995, the Company effected a stock split by the issuance of a dividend of one share of Class A Common Stock for each two shares of Class A Common Stock outstanding on such date and one share of Class B Common Stock for each two shares of Class B Common Stock outstanding on such date.

        G. Effective April 1, 1995, the Holders and Initial Management Investors executed a consent relating to the issuance of certain shares of Class A Common Stock by the Company to Plymouth County Retirement Association.

        H. Effective June 29, 1995, the Company filed three certificates of amendment to its certificate of incorporation: (a) amending in its entirety the designations of the Existing Senior Preferred Stock, (b) amending in its entirety the designations of the New Senior Preferred Stock, and (c) changing its name from "Paxson Communications Corp." to "Paxson Communications Corporation."

        I. Effective September 20, 1995, the parties hereto executed a consent relating to, among other things, the Company's issuance of certain senior subordinated notes and certain modifications of certain agreements amongst the parties hereto.

        J. Effective December 22, 1995, the parties hereto executed a consent relating to, among other things, the pledge of certain Class A Common Stock by one of the Initial Management Investors.

        K. In connection with a public offering of equity securities of the Company by certain of the parties hereto (the "1996 Public Offering"), effective as of March 26, 1996, the parties hereto entered into an agreement relating to a public offering of Class A common stock of the Company that, among other things, modified provisions of the Stockholders Agreement and other agreements and instruments referenced therein.

        L. The Company recently began negotiating with certain underwriters a proposal to commence a public offering of a new class of cumulative exchangeable preferred stock (the "Exchangeable Preferred Stock") and exchange debentures due 2006 (the "Exchange Debentures"), each substantially as described in the registration statement filed by the Company on August 15, 1996 on Form S-3, as amended (the "Proposed Offering"). The proceeds of the Proposed Offering will be used in part to redeem all of the outstanding shares of the Existing Senior Preferred Stock and New Senior Preferred Stock (the "Redemption of Preferred Stock").

        M. In connection with the consummation of the Proposed Offering and the redemption of the Existing Senior Preferred Stock and New Senior Preferred Stock, the parties hereto have agreed to the matters set forth in this Agreement.

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        NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each party hereto agrees as follows:

        1. Proposed Offering and the Redemption of Preferred Stock. In connection with the Proposed Offering and the Redemption of Preferred Stock, and subject to each of the applicable conditions set forth herein, each of the Company, the Initial Management Investors and each of the Holders hereby agrees, effective simultaneously with the consummation of the Proposed Offering and the Company's redemption of the Existing Senior Preferred Stock and the New Senior Preferred Stock in accordance with Section 1(a) below, as follows:

        (a) Notwithstanding anything to the contrary contained in the terms of the certificates of designations relating to the Existing Senior Preferred Stock and the New Senior Preferred Stock or any other document or instrument, the Company shall be entitled on or before December 15, 1996, without providing any further required notice, other than delivering a notice at least two business days in advance to the Senior Holders of the date, time and place for the redemption to occur, to redeem all of the Existing Senior Preferred Stock and the New Senior Preferred Stock at the price per share of Existing Senior Preferred Stock set forth on Schedule I hereto on the date the requisite redemption funds are paid to the holders of such preferred stock in accordance herewith and the price per share of New Senior Preferred Stock set forth on
Schedule II hereto on the date the requisite redemption funds are paid to the holders of such preferred stock in accordance herewith. On the date at the place and time specified in the aforementioned notice, each of the Senior Holders shall present and surrender the stock certificates evidencing the number of shares of such preferred stock set forth opposite their name on
Schedule III hereto, duly endorsed, and the Company shall (i) pay to each such Senior Holder the full redemption price for such preferred stock calculated as provided above in this paragraph, by either (A) wire transfer of immediately available funds to the account designated and in accordance with the instructions given to the Company in writing by such Senior Holder a reasonable time in advance of such time for the redemption; or (B) the Company at its option making available to each Senior Holder a cashier's or certified check in the amount of such full redemption price, in which case if such cashier's or certified check is not made so available before 11:00 a.m. on such date, the amount of such cashier's or certified check shall be in the amount that would have been due if such funds were made available on the following date, at the place designated for the redemption to occur; and (ii) make available to each Senior Holder at the place designated for the redemption to occur a certificate signed by the secretary or an assistant secretary of the Company and an executive officer of the Company that is not the secretary or assistant secretary of the Company that also signs such certificate, dated the day of such redemption, certifying that the representations and warranties of the Company contained in Section 4 of this Agreement are true as of the date of such certificate.

        (b) Each such party hereby waives any provision of the Stockholders Agreement or any other agreement or instrument referred to therein to which such party hereto is a party or which otherwise governs the terms of or such party's rights or obligations with respect to securities of the Company held by such party that, absent such waiver, would prevent the Proposed Offering. The Company, Initial Management Investors and Junior Holders acknowledge that the issuance of Exchange Debentures in exchange for Exchangeable Preferred Stock as contemplated by the terms of the Proposed Offering would constitute a purchase, redemption or other acquisition for value of the Exchangeable Preferred Stock and, therefore, cannot be effected at any time when any Junior Preferred Stock is outstanding unless the Company has obtained the prior written consent of the Required Holders (as that term is defined in the New Purchase Agreement) and has complied with any other applicable terms of the Junior Certificate of Designations, the New Purchase Agreement and the Stockholders Agreement. In addition, the parties acknowledge that any such issuance would constitute an incurrence of Indebtedness by the Company. This Section 1(b) shall not constitute a waiver of the provisions of the Junior Certificate of Designations, the New Purchase Agreement or the Stockholders Agreement with respect to any such issuance of Exchange Debentures, or of the consequences of any Leverage Default Event that may occur as a result of any such issuance.


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        (c)     Each Initial Management Investor and each Holder agrees that neither the Registration Rights Provisions nor the "right of first refusal" provisions of Section 6 of the Stockholders Agreement shall apply to the Proposed Offering, nor shall they apply to the issuance of any shares of Exchangeable Preferred Stock that may be issued from time-to-time with respect to the Exchangeable Preferred Stock in lieu of cash dividends thereon.

        (d) Notwithstanding any limitation or anything to the contrary contained in any of the documents or instruments referenced herein, including, but not limited to, the Junior Certificate of Designations, the Company may pay cash, of an aggregate amount of not more than $100,000.00 during any twelve-month period, dividends on the Exchangeable Preferred Stock and interest payments on the Exchange Debentures if such dividends and interest payments are being made in lieu of fractional shares of Exchangeable Preferred Stock or fractional Exchange Debentures that would otherwise be issued in lieu of cash dividends or interest payments on the Exchangeable Preferred Stock or Exchange Debentures.

        2. Modifications of Certain Provisions of the Stockholders Agreement, the New Purchase Agreement and the Junior Certificate of Designations. Subject to the satisfaction of each of the conditions set forth in Section 3 hereof and effective against the parties hereto as provided in
Section 7.8 hereof, the Stockholders Agreement, the New Purchase Agreement and the Junior Certificate of Designations shall be amended as follows:

        (a) The following definitions contained in the Stockholders Agreement are deleted in their entirety: "Bankruptcy Code," "Bankruptcy Event," "Certificate of Designations," "Consolidated Indebtedness," "Consolidated Operating Cash Flow," "Debt Instrument," "Exercise Period," "Existing Credit Agreement," "Existing Senior Liquidation Price," "Existing Senior Redemption Agent," "Indebtedness," "Junior Redemption Agent," "Junior Redemption Price," "Leverage Default Event," "New Senior Certificate of Designations," "New Senior Liquidation Price," "New Senior Redemption Agent," "Put Notice," "Senior Liquidation Price," "Senior Redemption Agent," "Senior Trigger Event," "Subordinated Obligations," "Succession Event," "Superior Obligations," and "Twelve Month Senior Dividend Nonpayment." Clause (i) of the definition of the term "Appropriate Parties" set forth in the Stockholders Agreement is deleted in its entirety. The definition of "Change of Control" contained in the Stockholders Agreement is deleted in its entirety and replaced with the following:


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                "Change of Control" shall have the meaning set forth in that certain indenture dated as of September 28, 1995 by and among the Company, direct and indirect subsidiaries of the Company and the Bank of New York, as trustee, governing the Company's 11 5/8% notes.

        (b) Section 2 of the Stockholders Agreement is deleted in its entirety.

        (c) Section 3 of the Stockholders Agreement is deleted in its entirety.

        (d) Sections 4.1 and 4.3 of the Stockholders Agreement, other than the definitions of terms contained therein, are deleted in their entirety.

        (e) The second sentence of Section 4.2(b) of the Stockholders Agreement is deleted in its entirety. Section 4.2(a) of the Stockholders Agreement is hereby amended and restated to read in its entirety as follows:

        4.2  Take-Along Right.

                (a) General. In connection with any Proposed Disposition (other than a Permitted Transfer) of Shares of any Class by any Selling Stockholder, each Investor holding any Common Share Equivalent shall have the right (the "take-along right") to require the Prospective Buyer to purchase from such Investor (each, a "Take-Along Investor") at the same price per share and, except as otherwise provided in the second sentence of this subsection 4.2(a), upon the same terms and conditions as such Proposed Disposition (including, but not limited to, any option granted to the Selling Stockholder as to the amount or form of consideration to be received from the Prospective Buyer), any or all Common Share Equivalents held by such Take-Along Investor, as such Take-Along Investor may elect. The price per share to be received by the Take-Along Investors who elect to participate in such Proposed Disposition (the "Electing Stockholders") for shares of each Class to be sold by them upon exercise of the take-along right shall not be less than (1) if such shares are of the same Class as any Offered Shares proposed to be Disposed of by any of the Selling Stockholders in such Proposed Disposition, or previously Disposed of by such Selling Stockholder (or any other Management Investor) in any other transaction (whether or not related) at any time within the previous twelve-month period or in any other transaction (whether or not related and regardless of when it was consummated) with the same Prospective Buyer or any of its Affiliates or Related Parties, the weighted average price per share of such Class of (x) the price per share proposed to be paid to such Selling Stockholder in such Proposed Disposition and (y) each price per share paid to such Selling Stockholder or such other Management Investor in any such other transaction (provided, however, that this clause (y) shall not apply if such weighted average price per share would result in a lower price per share than the price per share proposed to be paid to such Selling Stockholder in such Proposed Disposition) and (2) if such shares are of any other Class, the Fair Market Value of such shares. The other terms and conditions on which the Electing Stockholders shall be entitled to Dispose of their shares pursuant to this Section 4.2 shall be, as nearly as reasonably practicable, the same as those applicable to the Proposed Disposition by the Selling Stockholder; provided, however, that each Electing Stockholder shall be required only (a) to make representations or warranties to, or enter into indemnification or contribution arrangements with, the Prospective Buyer relating to the Proposed Disposition that are reasonable in the context of the Proposed Disposition including, without limitation, a representation and warranty with respect to the Shares being Disposed of by such Electing Stockholder that the

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         transferee of such Shares is receiving good and marketable title to such Shares, free and clear of all pledges, security interests or other Liens, other than any created by this Agreement or (b) if the Proposed Disposition by the Selling Stockholder is a Public Sale, the representations, warranties and indemnification and contribution agreements, if any, that would be required by the terms of Exhibit A hereto to be given or made by an Investor participating in a Piggyback Registration (as defined in Exhibit A hereto); and no Electing Stockholder shall be required to comply with terms or conditions that can reasonably be met only by the Selling Stockholder. For purposes of this Section 4.2, all Common Stock shall be treated as a single "Class."

        (f) Section 6 of the Stockholders Agreement is deleted in its entirety.

        (g) Section 7.1(a) of the Stockholders Agreement is amended and restated to read in its entirety as follows:

        Limitations on Transactions with Affiliates. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series or related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company or any of its Subsidiaries (including entities in which the Company or any of its Subsidiaries owns a minority interest) or any direct or indirect holder or beneficial owner of 10% or more of the Company's Common Stock, by quantity or by voting power (each an "Affiliate Transaction"), or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction previously entered into, unless (i) such Affiliate Transaction is between or among the Company and its Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms that could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. Prior to the consummation of any Affiliate Transaction involving an amount or having a value in excess of $1 million that is not permitted under clause (i) above, the Company's Board of Directors must determine that such Affiliate Transaction complies with clause (ii) above. Prior to the consummation of any Affiliate Transaction involving an amount or having a value in excess of $5 million that is not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm.

        The foregoing provisions will not apply to any transaction approved by the Board of Directors of the Company with an officer or director of the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business, including compensation and employee benefit arrangements with any officer or director of the Company or of any Subsidiary, that are customary for public companies in the broadcasting industry.

        (h) Section 7.2 of the Stockholders Agreement is deleted in its entirety.

        (i) Sections 8, 9 and 13.21 of the Stockholders Agreement are deleted in their entirety.

        (j) Sections 6, 7 and 8 of the New Purchase Agreement are deleted in their entirety.

        (k) Each holder of Junior Preferred Stock agrees that clause (i) in the definition of "Redemption Factor" set forth in the Certificate of Designations governing the terms of the Junior Preferred Stock is amended by replacing the number "1.03" therein with "1.00."


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        3.      Conditions to Effectiveness of Provisions of Section 2.  The
provisions of Section 2 shall automatically become effective against the parties hereto as follows:

        (a) The provisions of Section 2 shall be effective and enforceable by and among the Senior Holders, the Company and the Initial Management Investors upon the Company redeeming all of the outstanding shares of the Existing Senior Preferred Stock and the New Senior Preferred Stock in accordance with Section 1(a) hereof and delivering to the Senior Holders the certificate required by Section 1(a) hereof; provided, however, that such redemption and delivery shall occur on or before December 15, 1996.

        (b) The provisions of Sections 2(e) and 2(k) shall be effective and enforceable by and among the Senior Holders, the Junior Holders, the Company and the Initial Management Investors upon the Company redeeming all of the outstanding shares of the Existing Senior Preferred Stock and the New Senior Preferred Stock in accordance with Section 1(a) hereof and consummating the Proposed Offering; provided that such redemption shall occur on or before December 15, 1996.

        (c) The provisions of Section 2 (other than Sections 2(e) and 2(k)) shall be effective and enforceable by and among the Junior Holders, the Company and the Initial Management Investors upon the Company redeeming all of the outstanding shares of the Existing Senior Preferred Stock and the New Senior Preferred Stock in accordance with Section 1(a) hereof, the Company consummating the Proposed Offering and the Company redeeming all of the outstanding shares of the Junior Preferred Stock; provided that such redemption of the Existing Senior Preferred Stock and New Senior Preferred Stock shall occur on or before December 15, 1996.

        (d) In addition, no Junior Holder shall, for any reason whatsoever, seek to invalidate or contest the effectiveness or enforceability of the provisions of Section 2 against any party to this Agreement other than the Junior Holders

        If the Proposed Offering shall have not been consummated, or any of the other conditions set forth in clause (a) above shall not have been satisfied, on or before December 15, 1996, then a Majority-in-Interest of the Senior Holders, Holders of at least 25% of the outstanding Junior Preferred Stock or a Majority-in-Interest of the Initial Management Investors, in any of their sole discretion, may at any time thereafter, but prior to the consummation of both the Proposed Offering and the Redemption of Preferred Stock, elect to terminate this Agreement by not fewer than five days' advance written notice to the Company to such effect. If the Proposed Offering shall have been consummated and such other conditions shall have been satisfied on or prior to such date or the expiration of any such five-day period, then (subject to Section 3(c) above) the provisions of Section 2 hereof shall take effect as of the date of satisfaction of the last of such other conditions to be satisfied. If the Proposed Offering shall have not been consummated or such conditions have not been satisfied on or prior to the expiration of any such five-day period, the provisions of Section 2 hereof shall automatically without further obligation or liability of any party hereto terminate and none of the amendments, modifications or interpretations of any of the documents referenced in this Agreement shall become effective.

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        4.      Representations and Warranties of the Company To Each of the
Holders and Initial Management Investors.    The Company represents and
warrants to each of the Holders and Initial Management Investors as follows:
(i) the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including all stockholder approvals and other action), (iii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies), (iv) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, claim or encumbrance upon any of the properties or assets of the Company or any subsidiary of the Company under, (I) the certificate of incorporation or bylaws of the Company or the comparable organization documents of any Subsidiary of the Company, (II) any contract to which the Company or any Subsidiary of the Company is a party or by which any of them or their respective properties or assets are bound, or (III) subject to the governmental filings and other matters referred to in clause (v) hereof, any law or court order (including, without limitation, Section 160 of the Delaware General Corporation Law) applicable to the Company or any Subsidiary of the Company or its respective properties or assets, (v) no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution, delivery or performance of this Agreement (excluding Section 1 hereof, the Proposed Offering and the transactions contemplated thereby and by the underwriting documents related to the Proposed Offering) by the Company or the consummation of any of the transactions contemplated hereby, except for such consents, approval, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not be, individually or in the aggregate, material; (vi) the Company's capital is not, and the consummation of the transactions contemplated hereby (including, without limitation, the redemptions contemplated by Section 1(a) hereof) will not cause the Company's capital to be, impaired within the meaning and intent of the Delaware General Corporation Law; (vii) the Company is not insolvent and will not be rendered insolvent by the consummation of the transactions contemplated hereby (including, without limitation, the redemptions contemplated by Section 1(a) hereof); and (viii) as originally issued by the Company, the securities to be issued by the Company in the Proposed Offering shall not by their original terms be convertible into common stock of the Company.

        5. Representations and Warranties of Each Holder and Initial Management Investor. Each Holder and Initial Management Investor (as applicable), severally and not jointly, and with respect to itself only and not with respect to any other Holder or Initial Management Investor, represents and warrants to the Company and each other Holder and Initial Management Investor that (i) this Agreement has been duly executed and delivered by such Holder or Initial Management Investor (as applicable); (ii) the execution, delivery and performance by such Holder or Initial Management Investor (as applicable) of, and the consummation by such Holder or Initial Management Investor (as applicable) of the transactions contemplated by, this Agreement have been duly and validly authorized by all necessary partnership action on the part of such Holder or Initial Management Investor (as applicable), if such Holder or Initial Management Investor (as applicable) is a partnership, or by all necessary corporate action on the part of such Holder or Initial Management Investor (as applicable), if such Holder or Initial Management Investor (as

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applicable) is a corporation; (iii) this Agreement constitutes a legal, valid and binding obligation of such Holder or Initial Management Investor (as applicable) enforceable in accordance with its terms, except that (A) such enforceability may be subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (B) such enforceability may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iv) in the case of each Holder, such Holder owns all of the Preferred Stock and warrants it acquired from the Company, except that each Senior Holder no longer owns the warrants such Senior Holder exercised pursuant to the Exchange Agreement and each Holder no longer owns the Warrants such Holder sold pursuant to the 1996 Public Offering, and the number of Shares of Preferred Stock owned by such Holder is set forth in
Schedule I hereto; (v) no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required by or with respect to such Holder or Initial Management Investor (as the case may be) in connection with the execution and delivery or performance of this Agreement by such Holder or Initial Management Investor (as the case may be), except for such consents, approvals, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not be, individually or in the aggregate, material. The Initial Management Investors further represent and warrant to the Holders and the Company that the Initial Management Investors named on the signature page(s) to this Agreement are the only Management Investors.

        6.      No Joint Obligations of Holders, Initial Management Investors,
and Company.     Each Holder, each Initial Management Investor and the Company shall be (i) obligated hereunder only with respect to those covenants and agreements that by their terms are applicable to such party, and no such party shall have any liability with respect to any other party's obligations hereunder and (ii) separately and independently entitled to rely on the representations and warranties of each other party made to each party in this Agreement, and to the benefit of all agreements, covenants, obligations and commitments of each other party made with or to such party herein. Without limiting the generality of the preceding sentence,(i) no provision of this Agreement shall be construed as creating any concept of "group" liability, and
(ii) the rights, remedies, agreements and obligations of the Holders under or with respect to Section 1 and each other provision of this Agreement are several, not joint, and no Holder shall have any obligation or liability with respect to any other Holder's obligations hereunder.

        7.      Miscellaneous.

        7.1 Survival of Provisions. The representations and warranties of the parties made in or pursuant to this Agreement shall survive the consummation of any of the transactions contemplated hereby, in each case regardless of any investigation that may have been or may be made by or on behalf of any other party.

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        7.2     Communications.  All notices and other communications required or permitted by this Agreement shall be in writing, and, (i) if to any Holder or any Initial Management Investor, addressed to such Holder or Initial Management Investor at such Holder's or Initial Management Investor's address specified in the Stockholders Agreement or at such other address as such Holder or Initial Management Investor may designate in a written notice to the Company and (ii) if to the Company, to Paxson Communications Corporation, 601 Clearwater Park Road, West Palm Beach, FL 33401 (facsimile number (561) 655-9424), Attention: General Counsel, or to such other address as the Company may designate in a written notice to each Holder or Initial Management Investor. All notices and other communications required or permitted by this Agreement shall be deemed to have been duly given if personally delivered to the intended recipient at the proper address determined pursuant to this
Section 7.2 or sent to such recipient at such address by registered or certified mail, return receipt requested, Express Mail, Federal Express or similar overnight delivery service for next business day delivery or by telegram, telex or facsimile transmission and will be deemed given, unless earlier received: (1) if sent by certified or registered mail, return receipt requested, five calendar days after being deposited in the United States mail, postage prepaid; (2) if sent by Express Mail, Federal Express or similar overnight delivery service for next business day delivery, the next business day after being entrusted to such service, with delivery charges prepaid or charged to the sender's account; (3) if sent by telegram or telex or facsimile transmission, on the date sent, and (4) if delivered by hand, on the date of delivery.

        7.3 Binding Effect; Successors and Assigns. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give any Person (including creditors, stockholders, Affiliates of the Company or any underwriter or prospective underwriter with respect to the Proposed Offering) other than the parties hereto any remedy or claim under or by reason of this Agreement or any term, covenant or condition hereof, all of which shall be for the sole and exclusive benefit of the parties. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors, heirs, executors, legal representatives and permitted assigns; provided, however, that, except as otherwise specifically permitted or contemplated by this Agreement, neither this Agreement nor any of the rights, interests or obligations of the Company hereunder shall be assigned or delegated by the Company without the prior written consent of the Holders, other than any provision herein that modifies another agreement referenced herein, that shall be assignable or delegatable by the Company as permitted in such other document.

        7.4 Entire Agreement. This Agreement sets forth the entire agreement and understanding among the parties hereto as to the specific subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them with respect to such subject matter. Except as specifically waived and modified hereby, the Stockholders Agreement and all agreements and other documents heretofore executed and delivered among the Company and/or any or all of the Holders will remain in full force and effect and are hereby ratified and confirmed, and the execution and delivery of this Agreement will not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Holder under the Stockholders Agreement or any such other agreement or document. Without limiting the foregoing, the agreements and modifications set forth in this Agreement will be limited precisely as set forth herein, and nothing in this Agreement will be deemed (i) to constitute a waiver of compliance by any party hereto with respect to, or modification of, any other provision or condition of the Stockholders Agreement or any such other agreement or document; or (ii) to prejudice any right or remedy that any party hereto may now have or may have in the future under or in connection with the Stockholders Agreement or any such other agreement or document.

        7.5 Governing Law. This Agreement will be governed by, and will be construed in accordance with, the laws of the state of New York, without regard to conflict or choice of law principles of the state of New York that might otherwise cause the internal laws of any other jurisdiction to be applied.

        7.6 Interpretation. The headings of the sections contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect the meaning or interpretation of this Agreement.

        7.7 No Implied Waivers. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, agreements, covenants, obligations or commitments contained herein or made pursuant hereto. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any party to exercise any right, privilege or remedy hereunder shall be deemed a waiver of such party's rights, privileges or remedies hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

        7.8 Counterparts; Effectiveness . This instrument may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument. Except as otherwise provided herein, this Agreement will become effective when executed by either
(a) all of the parties hereto, or (b) each of (i) the Company, (ii) each Initial Management Investor, (iii) a Majority-in-Interest of holders of Senior Preferred Stock and (iv) a Majority-in-Interest of holders of the Junior Preferred Stock.

        7.9 Fees and Expenses. Whether or not the Proposed Offering is consummated or the provisions of Section 2 ever become effective, the Company covenants and agrees to pay promptly the Holders' reasonable costs and expenses in connection with the negotiation, preparation, review, execution, delivery and performance of this Agreement and any and all other agreements, instruments, certificates and other documents furnished pursuant hereto or in connection herewith including the fees and disbursements of the Holders' respective legal counsel.

        7.10 Further Assurances. Each party shall cooperate and take such actions as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

        7.11    Continuing Validity of Amended or Supplemented Documents.
Each of the Existing Senior Stock Purchase Agreement, the New Purchase Agreement, the Junior Certificate of Designations, the Warrant Agreements, the Stockholders Agreement and the Registration Rights Provisions, as previously amended or supplemented in accordance with their respective terms and, in the case of the Stockholders Agreement, the New Purchase Agreement and the Junior Certificate of Designations, if the amendments expressly provided for in Sections 1 and 2 hereof become effective as provided herein, as amended from and after the effective date of such amendments, is and shall continue in full force and effect and is hereby in all respects ratified and confirmed. This Agreement shall not in any event be interpreted to eliminate, impair, reduce or otherwise affect any rights or remedies which arise under the Registration Rights Provisions (other than as provided in Section 1 hereof), the Warrants or the Warrant Agreements.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as provided herein.


COMPANY

PAXSON COMMUNICATIONS
CORPORATION

By:___________________________
Name:_________________________
Title:________________________


                         INITIAL MANAGEMENT INVESTORS


           SECOND CRYSTAL DIAMOND, L.P.           PAXSON ENTERPRISES, INC.

           By:  Paxson Enterprises, Inc.          By:_________________________
           Its: General Partner                   Name:_______________________
                                                  Title:______________________
           By:___________________________
           Name:_________________________
           Title:________________________

                                SENIOR HOLDERS

SANDLER MEZZANINE                     SANDLER MEZZANINE FOREIGN
  PARTNERS, L.P.                         PARTNERS, L.P.

By:  Sandler Mezzanine                By:  Sandler Mezzanine
     General Partnership                    General Partnership
Its: General Partner                  Its: General Partner

     By: MJM Media Corp.                     By: MJM Media Corp.
     Its: General Partner                    Its: General Partner

     By:_____________________                By:__________________________
     Name:___________________                Name:________________________
     Title:__________________                Title:  _____________________

SANDLER MEZZANINE T-E                 NATIONAL UNION FIRE INSURANCE
  PARTNERS, L.P.                        COMPANY OF PITTSBURGH, PA

By: Sandler Mezzanine General           By: ______________________________
     Partnership                        Name:_____________________________
Its: General Partner                    Title:____________________________

     By: MJM Media Corp.
     Its: General Partner

     By:_____________________
     Name:___________________
     Title:__________________

                                JUNIOR HOLDERS


BT INVESTMENT PARTNERS, INC.    FIRST UNION CORPORATION OF
                                VIRGINIA

By:_______________________      By:________________________
Name:_____________________      Name:______________________
Title:____________________      Title:_____________________




PARIBAS NORTH AMERICA, INC.     UNION VENTURE CORPORATION

By:_______________________      By:________________________
Name:_____________________      Name:______________________
Title:____________________      Title:_____________________

                                 Schedule III

                       Preferred Stock Held by Holders


Senior Holder                        Type and Shares of Preferred Stock
-------------                        ----------------------------------
                                   Existing Senior         New Senior
                                   Preferred Stock         Preferred Stock
                                   ---------------         ---------------

Sandler Mezzanine Partners, L.P.   1,073.286 shares        383.317 shares

Sandler Mezzanine Foreign          231.142 shares           82.550 shares
  Partners, L.P.

Sandler Mezzanine T-E              481.286 shares          171.889 shares
  Partners, L.P.

National Union Fire Insurance      214.286 shares           76.530 shares
  Company of Pittsburgh, PA



Junior Holder                               Type and Shares of Preferred Stock
------------                                ----------------------------------
                                            Junior Preferred Stock
                                            ----------------------

BT Investment Partners, Inc.                15,000 shares

Paribas North America, Inc.                  2,000 shares

First Union Corporation of Virginia         15,000 shares

Union Venture Corporation                    1,000 shares